Exhibit 99.9

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
Canada	www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Gold Inc.

We consent to the inclusion in this annual report on Form 40-F of:

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our auditors' report dated March 24, 2009 on the consolidated balance sheets of Gammon Gold Inc. ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2008

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our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 24, 2009

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our auditors' report on reconciliation to United States GAAP dated March 24, 2009

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our report of Independent Registered Public Accounting Firm dated March 24, 2009 on the Company’s internal control over financial reporting as of December 31, 2008.

each of which is contained in this annual report on Form 40-F of the Company for the year ended December 31, 2008.

Our comments by auditors for US readers on Canada-US reporting differences states that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 24, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada
March 25, 2009